Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

31/08/04

04036816

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

SUPPL

SEP 2004

Dear Sir/Madam,

82-34648

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 31/08/04 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dw 9/13

SAM'S
SEAFOOD
From The Sea To The Table

SAM'S SEAFOOD HOLDINGS LIMITED
43 Holt Street, Eagle Farm, Qld 4009, Australia
PO Box 393, Hamilton, Qld 4007, Australia
Phone: 07 3131 4100, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

THIS IS AN IMPORTANT DOCUMENT AND SHOULD BE READ IN ITS ENTIRETY

31 August 2004

Dear Shareholder

On behalf of the Board of Directors of Sam's Seafood Holdings Limited ("Sam's"), I would like to invite you to participate in Sam's Share Purchase Plan ("Plan").

The Plan provides for existing Ordinary shareholders with an opportunity to purchase up to $5,000 worth of new shares in Sam's. The Board has structured the Plan to encourage our loyal, smaller shareholders to apply and increase their participation in Sam's.

It is only existing ordinary shareholders with registered addresses in Australia or New Zealand as at 5:00pm on Tuesday 31 August 2004 who are afforded the opportunity to participate in the Plan. Non-shareholders will not receive an offer under the Plan.

The funds raised from the Plan will be used to support our aggressive roll out plan for the Sam's fast food outlets and to offer our smaller shareholders an opportunity to increase their holding to receive our popular shareholder discount card (a minimum holding of 2,500 ordinary shares to receive a 10% shareholder discount card).

Eligible shareholders are entitled to apply for a **minimum** of $500.50 worth of new shares and a **maximum** of $4,999.75 worth of new shares under the Plan.

The Subscription Price of Shares under the Plan will be one dollar and seventy five cents ($1.75) per share, meaning the full subscription of $4,999.75 will give rise to a total of 2,857 new shares being purchased.

Participation in the Plan is entirely at your discretion but the Plan is non-renounceable which means you cannot transfer your right to purchase shares under the Plan to anyone else.

On the basis of the issue price of shares under the Plan and the future prospects of Sam's, the Directors highly recommend the Plan to shareholders.

The application period will close at 5:00 pm (Brisbane time) on Monday, 20 September 2004. Therefore, if you wish to apply for any shares under the Plan, you should follow the instructions outlined in the attached Application and Payment Form so payment is received by the due date.

I look forward to you participating in Sam's Share Purchase Plan. On behalf of the Board of Directors of Sam's, I commend this investment to you.

Yours sincerely

Grahame Denovan
Chairman

SAM'S SEAFOOD From The Sea To The Table

Sam's Seafood Holdings Limited
ABN 45 098 448 269

All correspondence and enquiries to:
Pitcher Partners Registries
GPO BOX 35, Brisbane QLD 4001
Telephone: (07) 3228 4219
Facsimile: (07) 3221 3149
Email: registries@pitcherqld.com.au
Web: www.pitcherregistries.com.au

SHARE PURCHASE PLAN APPLICATION FORM

INSERT NAME AND ADDRESS HERE
INSERT NAME AND ADDRESS HERE
INSERT NAME AND ADDRESS HERE
INSERT NAME AND ADDRESS HERE
INSERT NAME AND ADDRESS HERE
INSERT NAME AND ADDRESS HERE

Entitlement Date: 31 August 2004
Closing Date: 20 September 2004
Purchase Price: $1.75 per share

BARCODE
HIN/SRN

I/We, the above mentioned, being registered as ordinary shareholder(s) in Sam's Seafood Holdings Limited as at the Entitlement Date for this offer hereby apply for the number of new Shares as indicated below at an issue price of $1.75 per share issued in accordance with the Terms and Conditions of the Sam's Seafood Holdings Limited Share Purchase Plan.

The maximum number of new Shares you can apply for is 2,857 which will cost you $4,999.75.
The minimum number of new Shares you can apply for is 286 which will cost you $500.50.

Please tick the appropriate box

286	Shares for a total cost of	$ 500.50	☐
572	Shares for a total cost of	$ 1,001.00	☐
1,143	Shares for a total cost of	$ 2,000.25	☐
1,715	Shares for a total cost of	$ 3,001.25	☐
2,286	Shares for a total cost of	$ 4,000.50	☐
2,857	Shares for a total cost of	$ 4,999.75	☐

Insert details of your cheque made payable to Sam's Seafood Holdings Ltd or Credit Card Details – please complete in block letters.

Name of Drawer	Cheque No.	BSB	Amount

CREDIT CARD PAYMENT DETAILS:

Please debit my credit card: ☐ Mastercard ☐ Bankcard ☐ Visa

Credit Card No: ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Name: | Expiry Date: | Signature:

Contact Name: | **Daytime Telephone Number:**

1. If you intend to participate in this Offer, please carefully read the Terms and Conditions of the Offer.
2. Complete all the required details on the Application Form, noting that all amounts are expressed in Australian dollars.
3. Fill in the cheque or the credit card details section for the exact amount of the Shares you want to acquire. **Please make the cheque payable to "Sam's Seafood Holdings Limited"** ***or ensure that the credit card section is signed.***
4. Please return the Application Form, together with the cheque or completed credit card details section, to Pitcher Partners Registries, GPO Box 35, Brisbane, Qld 4001, Australia in the enclosed reply paid envelope.
5. Ensure that your Application Form and cheque reach Pitcher Partners Registries by the closing date of the Offer being no later than 5.00pm (Queensland time) on 20 September 2004. No late applications will be accepted.

By forwarding a payment, the shareholder acknowledges that they have read and understood the Terms and Conditions of the Plan and confirms that the total cost of all Shares purchased by the Shareholder in the Plan (including through joint and beneficial holdings) or other similar arrangements conducted by Sam's in the twelve (12) months before the date of the plan, does not exceed $5,000.

By accepting this Offer you agree to be bound by the Terms and Conditions of the Offer and the Constitution of Sam's Seafood Holdings Limited.

SAM'S SEAFOOD HOLDINGS LIMITED SHARE PURCHASE PLAN

Pursuant to the Sam's Seafood Holdings Limited Share Purchase Plan ("**Plan**"), Sam's Seafood Holdings Limited ABN 45 098 448 269 ("**Sam's**") offers eligible shareholders the ability to acquire between 286 and 2,857 fully paid Ordinary Shares in Sam's ("**Shares**") at $1.75 per fully paid ordinary share ("**Offer**").

Eligible shareholders may choose one of the following levels of acceptance.

286	Shares for a total cost of	$ 500.50
572	Shares for a total cost of	$ 1,001.00
1,143	Shares for a total cost of	$ 2,000.25
1,715	Shares for a total cost of	$ 3,001.25
2,286	Shares for a total cost of	$ 4,000.50
2,857	Shares for a total cost of	$ 4,999.75

Please carefully read the Terms and Conditions relating to the Offer, as you will be bound by them.

TERMS AND CONDITIONS

1. Opening and Closing Date of the Offer
The offer opens on 1 September 2004. The Offer closes at 5pm (Brisbane time) on 20 September 2004. The Plan does not constitute an Offer in any place in which, or to any person to whom, it would be unlawful to make such an Offer. This offer is only available to persons with a registered address in Australian and New Zealand.

2. Eligibility
You are eligible to apply for Shares if you were registered as a holder of fully paid ordinary shares in Sam's as at close of business 31 August 2004. The Offer to each eligible shareholder is made on the same terms and conditions. The offer is non-renouncable (i.e. you may not transfer your right to buy the Shares to anyone else).

3. Issue Price
The issue price for each Share under the Offer is $1.75.

4. Rights attaching to Shares
The Shares will be issued on the same terms as the other ordinary shares in Sam's quoted on the Australian Stock Exchange ("ASX"). Sam's will apply for the Shares allotted under the Plan to be quoted on the ASX.

5. Investment in Offer
If you are an eligible shareholder, you can purchase :

286	Shares for a total cost of	$ 500.50
572	Shares for a total cost of	$ 1,001.00
1,143	Shares for a total cost of	$ 2,000.25
1,715	Shares for a total cost of	$ 3,001.25
2,286	Shares for a total cost of	$ 4,000.50
2,857	Shares for a total cost of	$ 4,999.95

6. Participation Costs
The only cost to you in relation to the Offer is the issue price of the number of Shares you wish to acquire. Under the Offer, you do not have to pay for brokerage, commission or other transactions costs.

7. Allotment of Shares
The Shares will be allotted on 24 September 2004 or as soon as possible after that date. Sam's share registry will send you a confirmation statement.

8. Maximum Issues Under the Plan
In accordance with a waiver granted by the ASX, no more than 3,000,000 Shares may be issued under the Plan.

9. Payment for Shares
All amounts in this Offer are expressed in Australian dollars. You can either pay for the Shares by cheque in Australian dollars made payable to "Sam's Seafood Holdings Limited" or by using your credit card. Please ensure your payment is for the exact amount. If you do not provide the exact amount, Sam's reserves the right to return your Application Form and cheque. If that occurs, no Shares will be allotted to you.

10. Change of Offer
Sam's may change or terminate the Plan at any time. If Sam's does this, it will advise ASX. The omission to give notice of changes to or termination of the Plan or the non-receipt of notice will not invalidate the change or termination. Sam's reserves the right to allot fewer or no Shares than an eligible shareholder applies for under the Plan if Sam's believes the allotment of those Shares would contravene any law or ASX Listing Rules. No interest will be paid on any money returned.

11. Dispute Resolution
Sam's may settle any difficulty in relation to the Plan in any manner it thinks fit, whether generally or in relation to any participant, application or Share. Sam's decision will be conclusive and binding.

12. Important Information on Price Risk to Consider
The issue price under the Plan of $1.75 per Share is an 8% discount on the price of Sam's fully paid Ordinary Shares closing price on 30 August 2004. Before deciding whether to accept the Offer, you should refer to the current market price of Sam's Shares which can be obtained from the financial pages of the daily newspaper, your stockbroker, or the ASX.

The market price of Sam's Shares may rise or fall between the date of this Offer and the date when the Shares are issued to you under the Plan. This means that the price you pay per Share may be greater than or less than the price of Sam's Shares at the time the Shares are issued to you under the Offer. In determining whether you wish to participate in this Offer and the extent to which you participate, you should seek your own personal financial and/or taxation advice.

Sam's reserves the right to waive strict compliance with any provision of these Terms and Conditions. The powers of Sam's under these Terms and Conditions may be exercised by the directors of Sam's or any delegate of them.